PEAR TREE FUNDS
55 Old Bedford Rd Suite 202
Lincoln, MA 01773
800-326-2151

December 6, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Anu Dubay, Senior Counsel

Re:         Pear Tree Funds
 Request for Withdrawal of Post-Effective Amendment filed on December 5, 2016
 File Nos. 333-102055, 811-03790
Accession No.  0000722885-16-000162

Ladies and Gentlemen:

On behalf of Pear Tree Funds, a Massachusetts business trust (the "Registrant"), we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), that Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A, together with all exhibits and amendments thereto as originally filed by the Registrant with the Securities and Exchange Commission (the "Commission") on December 5, 2016 (the "Amendment"), be withdrawn effective immediately.

The Registrant is seeking withdrawal of the Amendment because of certain errors that occurred during the filing of the Amendment.  The Amendment has not become effective, and none of the Registrant's securities has been sold pursuant to the Amendment.  There were no fees paid, or required to be paid, upon the filing of the Amendment.

The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to John Hunt, Sullivan & Worcester LLP, counsel to the Registrant, via email at jhunt@sandw.com.

Should you have any questions regarding this matter, please contact John Hunt at (617) 338-2961 or, in his absence, Jeffrey Moreland at (617) 338-2818.

Very truly yours,

/s/    Willard L. Umphrey

Willard L. Umphrey
President

cc (via e-mail):
Deborah A. Kessinger, Esq. – Pear Tree Advisors, Inc.
John Hunt, Esq. – Sullivan & Worcester LLP
Jeffrey B. Moreland, Esq. - Sullivan & Worcester LLP